Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2015	2014	2013	2012	2011
Earnings
Income before income taxes	$2,086	$1,854	$1,756	$1,697	$2,404
Add/(Deduct):
Equity in net income of affiliated companies	(32)	(29)	(23)	(33)	(21)
Dividends from affiliated companies	1	1	9	36	—
Fixed charges excluding capitalized interest	2,425	2,665	2,739	3,036	3,518
Earnings	$4,480	$4,491	$4,481	$4,736	$5,901

Fixed charges
Interest expense	$2,416	$2,656	$2,730	$3,027	$3,507
Interest portion of rental expense (a)	9	9	9	9	11
Capitalized interest	1	1	1	—	—
Total fixed charges	$2,426	$2,666	$2,740	$3,036	$3,518

Ratios
Ratio of earnings to fixed charges	1.8	1.7	1.6	1.6	1.7
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(a)	One-third of rental expense is deemed to be interest.